SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30567; File No. 812-14066]

ACS Wireless, Inc.; Notice of Application

Date: June 25, 2013.

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application under section 3(b)(2) of the Investment Company Act of 1940 ("Act").

Summary of Application: ACS Wireless, Inc. ("ACS Wireless") seeks an order under section 3(b)(2) of the Act declaring it to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities. ACS Wireless is primarily engaged in providing wireless communications services.

Applicant: ACS Wireless, Inc.

Filing Dates: The application was filed on August 3, 2012, and amended on January 30, 2013, and June 24, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 18, 2013, and should be accompanied by proof of service on applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicant: 600 Telephone Avenue, Anchorage, AK 99503-6091.

For Further Information Contact: Deepak T. Pai, Senior Counsel, at (202) 551-6876, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1.	ACS Wireless, an Alaska corporation, was incorporated on July 31, 1995 under the name MACTEL INC. Alaska Communications Systems Group, Inc. ("ACS Group"), an Anchorage, Alaska-based telecommunications company listed on the NASDAQ Stock Market, purchased MACTEL INC. in May 1999 and renamed it ACS Wireless, Inc. ACS Wireless has since operated as a wholly-owned subsidiary of ACS Group, held through ACS Group's wholly-owned subsidiary Alaska Communications Systems Holdings, Inc. ("ACS Holdings"). ACS Wireless states that it is an Alaska-based telecommunications company that is primarily engaged in providing wireless communications services and is not presently an investment company as defined in section 3(a) of the Act.

2.	On June 4, 2012, ACS Group, ACS Wireless, and General Communications, Inc. ("GCI") and GCI Wireless Holdings, LLC ("GCI Wireless") agreed to form a joint venture in which each would contribute substantially all the assets used in its wireless businesses (other than its retail wireless business) and certain related telecommunications transport assets to a newly formed limited liability company, The Alaska Wireless Network, LLC ("AWN") (the "Transaction"). ACS Wireless will sell or license certain assets used primarily in ACS Group's wireless activities and its related data transport business to GCI for $100 million in cash. ACS Wireless will transfer to AWN all remaining tangible and intangible assets owned, leased or held by ACS Wireless or any of its affiliates used primarily in connection with the conduct of ACS Group's wireless activities (other than its retail wireless business) and its related data transport business. Upon completion of the Transaction, ACS Wireless will become a member of AWN, and AWN will be owned 66⅔% by GCI Wireless and 33⅓% by ACS Wireless. Under the terms of the Transaction, AWN will be primarily engaged in providing wholesale wireless communications services to its members. The Transaction agreements contemplate that the Transaction will close no later than the third quarter of 2013.

3.   Applicant submits that the Transaction will not change the fundamental nature of its business, which is providing wireless telecommunications services to consumers and businesses in Alaska. Under section 2(a)(9) of the Act, ACS Wireless will presumptively "control" AWN because it will own more than 25% of the company's voting securities and will exercise a controlling influence over the management or policies of AWN through ACS Group's position on the board of directors and through certain

contractual rights that prevent AWN from taking significant actions without the approval of ACS Wireless. [1]

Applicant's Legal Analysis:

1.   Under section 3(a)(1)(C) of the Act, an issuer is an investment company if it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value in excess of 40% of the value of the issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Section 3(a)(2) of the Act defines investment securities to include all securities except Government securities, securities issued by employees' securities companies, and securities issued by majority-owned subsidiaries of the owner which are not investment companies and which are not excepted from the definition of investment company in section 3(c)(1) or 3(c)(7) of the Act.

2.   At present, ACS Wireless is not an investment company as defined in section 3(a) of the Act because none of its total assets (other than U.S. government securities and cash items) on an unconsolidated basis, as of December 31, 2012, consist of investment securities. ACS Wireless states that as a result of the Transaction, however, it will in effect have converted the majority of its existing assets into assets that may constitute an investment security in a controlled, but not primarily controlled, entity. The book value of ACS Wireless' interest in AWN is anticipated to constitute substantially more than 50% of its total unconsolidated assets, with the remaining portion consisting of its retail-related wireless assets as well as certain directly-owned assets. Applicant states that the assets to be contributed by ACS Wireless to AWN will cause the total percentage

---

[1] Section 2(a)(9) of the Act defines "control" as the power to exercise a controlling influence over the management or policies of a company, and creates a presumption that an owner of more than 25% of the outstanding voting securities of a company controls the company.

of investment securities held by ACS Wireless to increase to approximately 93.8% of ACS Wireless' total assets on an unconsolidated basis. Thus, as a result of the Transaction, ACS Wireless may be considered an investment company within the meaning of section 3(a)(1)(C) of the Act.

3.   Section 3(b)(2) of the Act provides that, notwithstanding section 3(a)(1)(C), the Commission may issue an order declaring an issuer to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities either directly, through majority-owned subsidiaries, or controlled companies conducting similar types of businesses. ACS Wireless requests an order under section 3(b)(2) of the Act declaring that it is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.[2]

4.   In determining whether a company is "primarily engaged" in a non-investment company business under section 3(b)(2), the Commission considers: (a) the company's historical development, (b) its public representations of policy, (c) the activities of its officers and directors, (d) the nature of its present assets, and (e) the sources of its present income.[3]

a.   Historical Development. ACS Wireless states that it has been in the business of providing wireless telecommunications services since 1995, including providing facilities-based voice and data services to individual and business customers throughout Alaska, with roaming coverage available in the lower 48 states, Hawaii and Canada.

---

[2] ACS Group's counsel has advised ACS Group that neither it nor ACS Holdings should be deemed an investment company if the requested order is granted to ACS Wireless.
[3] *See* Tonopah Mining Company of Nevada, 26 SEC 426, 427 (1947).

b.   Public Representations of Policy. Applicant states that both ACS Wireless and its parent company, ACS Group, are part of a well-known communications company in Alaska and neither have ever portrayed themselves as anything other than a communications company. Through public statements, reports to shareholders, periodic filings with the Commission, public advertising and information contained on ACS Group's website, ACS Wireless and ACS Group have invariably represented that ACS Wireless is primarily engaged in the business of telecommunications services.

c.   Activities of Officers and Directors. ACS Wireless states that the board of directors (the "Directors") and executive officers (the "Officers") of ACS Wireless are primarily engaged in managing ACS Wireless' cellular telephone business and that of its affiliates. The CFO and the Vice President of Finance of ACS Wireless spend less than 10% and 5% of their time, respectively, managing cash and cash equivalents at the holding company level.[4] Officers and Directors of ACS Wireless other than the CFO and the Vice President of Finance spend less than 5% of their time addressing such matters. Neither the Directors nor the Officers otherwise dedicate any time to investing, reinvesting, owning, holding or trading in investment securities.

d.   Nature of Assets. Applicant states that, as of December 31, 2012, ACS Wireless' directly-owned assets included: (i) $20.7 million of current assets including cash, accounts receivable, material, supplies, prepayment and other current assets ("Current Assets"), and (ii) $74.2 million of property and plant and equipment ("PP&E").[5] Applicant states that many of the assets categorized as Current Assets will remain with ACS Wireless after the Transaction and will not be contributed to AWN, as they are primarily related to

---

[4] Treasury functions related to the assets of ACS Wireless including the managing and holding of cash and cash equivalents are performed at the holding company level by ACS Holdings.

[5] PP&E includes cell towers, leases, electronic equipment, and other similar assets.

ACS Wireless' retail wireless business. Certain receivables, PP&E, and certain

Contributed Affiliate Assets [6] will be contributed to AWN. Applicant represents that

following the Transaction, a majority of ACS Wireless' assets will be comprised of its

interest in AWN, which will be a controlled company engaged in the wireless

communications industry. Applicant states that, on a pro forma basis post-Transaction, its

assets will consist of approximately 6.2% of directly-owned assets and approximately

93.8% of controlled company assets on an unconsolidated basis.[7]

        e.   Sources of Income. ACS Wireless states that it derives all of its income

from its wireless businesses. For accounting purposes ACS Wireless is not a separate

financial reporting segment of ACS Group and therefore ACS Group does not track ACS

Wireless' expenses separately, although it does track ACS Wireless' revenue for business

purposes. As noted in the application, all of ACS Wireless' revenue, as of December 31,

2012, is attributable to the directly-owned assets of its wireless telecommunications

business. Dividends, interest and gains, and losses on sales of securities currently

constitute no portion of the ACS Wireless' revenue. Applicant states that post-Transaction,

on a pro forma basis, for the twelve months ended December 31, 2012, its revenue was

$160,721,000 of which 51.6% would be attributable to directly-owned assets and 48.4%

would be attributable to controlled companies.[8] Applicant also states that it will receive

distributions from AWN following the Transaction which will include a preferred

---

[6] ACS Group will cause certain of its other subsidiaries to transfer wireless spectrum licenses and certain network usage rights assets to ACS Wireless immediately prior to the Transaction (collectively "Contributed Affiliate Assets").

[7] Applicant states that the valuations have been determined in accordance with section 2(a)(41) of the Act.

[8] Applicant states that this figure represents revenue related to assets to be contributed by ACS Wireless to AWN. This figure does not include revenue related to assets to be contributed to AWN by GCI, as that revenue information is not yet available. Thus, this revenue figure also does not represent the ultimate revenue ACS Wireless will record, which will be applicant's one-third share of AWN's combined net income.

distribution for the first four years, intended to present a stable cash flow to ACS Wireless, and thereafter will be one-third of AWN's distributions. Distributions from AWN and revenue from operations conducted directly by ACS Wireless are anticipated to be ACS Wireless' only sources of revenue following the Transaction.

5.   ACS Wireless thus states that it meets the factors that the Commission considers in determining whether an issuer is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M O'Neill
Deputy Secretary